Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

June 17, 2015

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

MPM Holdings Inc.

Registration Statement on Form S-1 (File No. 333-201338)

Ladies and Gentlemen:

On behalf of our client, MPM Holdings Inc. (the “Company”), we are transmitting for filing with the Securities and Exchange Commission in electronic form the Amendment No. 4 to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), which is marked to show changes made since Amendment No. 3 to the Registration Statement.

Should you have any questions regarding the Registration Statement, please feel free to contact David S. Huntington at (212) 373-3124 or dhuntington@paulweiss.com or the undersigned at (212) 373-3226 or dsobel@paulweiss.com.

Very truly yours,

/s/ David E. Sobel

David E. Sobel

cc:	Stephen Psutka, Esq., Interim General Counsel
stephen.psutka@momentive.com
MPM Holdings Inc.